FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-31452

For the month of January 2003.

KONAMI CORPORATION
(Translation of registrant’s name into English)

Marunouchi Building
4-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-6330
Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Press release of January 16, 2003 regarding partial reorganization and personnel changes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: January 16, 2003	By:	/s/ NORIAKI YAMAGUCHI
	Name: Title:	Noriaki Yamaguchi Representative Director and CFO

FOR IMMEDIATE RELEASE

January 16, 2003

KONAMI CORPORATION
2-4-1 Marunouchi Chiyoda-ku Tokyo, Japan
Kagemasa Kozuki
Representative Director and CEO
Stock code number: 9766 at TSE1
Ticker symbol: KNM on NYSE
Contact: Toshiro Tateno
Director and Executive Corporate Officer
Corporate Planning Division
Tel: +81-3-5220-0374

Announcement of Partial Reorganization and Personnel Changes

Konami Corporation (Konami) hereby announces reorganization and personnel changes effective on January 16, 2003.

1.	Reorganization

In order to facilitate potential future corporate reorganization into a holding company, Konami has decided to clarify the allocation of corporate responsibilities and to improve business efficiency as follows:

a.	the Business Affairs Solutions Division was divided into an Administration Division and an Intellectual Property Division;

b.	human resources was separated from the Corporate Planning Division and newly established as the Human Resources Division.

2.	Changes in Name of Business Segment

In order to clarify the operations of each business segment, the names of business segment were changed as below.

New Name	Former Name
Computer & Video Games	Consumer Software (CS)
Exercise Entertainment	Health & Fitness (H&F)
Toy & Hobby	Toy & Hobby (T&H)
Amusement	Amusement Content (AC)
Gaming*	Gaming Content (GC)

*Gaming business represents manufacture and sale of gaming machines

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3.	Significant Personnel Changes

Name	New Title	Former Title
Noriaki Yamaguchi	Representative Director, Chief Financial Officer and Executive Vice President, Corporate Officer	Representative Director, Chief Financial Officer and Executive Corporate Officer, Finance and Accounting Division
Seiichi Ishigaki	Corporate Officer, Domestic Sales (Representative Director and President, Konami Marketing, Inc.)	Corporate Officer and General Manager, Public Relations Office
Hiroo Ogino	Corporate Officer, Human Resources Division	Corporate Officer, Corporate Planning Division
Shigeo Niwa	Corporate Officer, Intellectual Property Division and General Manager, IP & Licensing and Legal	General Manager, Legal, Business Affairs Solutions Division
Osamu Kishima	Corporate Officer, Finance and Accounting Division and General Manager, Finance	General Manager, Finance, Finance and Accounting Division
Shinichi Furukawa	Corporate Officer, Administration Division	Corporate Officer, Domestic Sales (Representative Director and President, Konami Marketing, Inc.)
Hidetoshi Inatomi	Director (Executive Corporate Officer, Administration Division, Konami Sports Corporation)	Director, Executive Corporate Officer, Business Affairs Solutions Division and General Manager, IP & Licensing
Masamichi Yabe	General Manager, Public Relations Office and Manager, Brand Management Group	Manager, Brand Management Group, Public Relations Office

4.	Corporate Officers

Name	Title
Kagemasa Kozuki	President, Corporate Officer and Chief Executive Officer
Noriaki Yamaguchi	Executive Vice President, Corporate Officer and Chief Financial Officer
Kazumi Kitaue	Executive Corporate Officer, Computer & Video Games Business
Fumiaki Tanaka	Executive Corporate Officer, Amusement Business, Exercise Entertainment Business and IT management
Akihiko Nagata	Executive Corporate Officer, Toy & Hobby Business
Shuji Kido	Executive Corporate Officer, Gaming Business
Toshiro Tateno	Executive Corporate Officer, Corporate Planning
Seiichi Ishigaki	Corporate Officer, Domestic Sales
Hiroo Ogino	Corporate Officer, Human Resources
Shigeo Niwa	Corporate Officer, Intellectual Property
Osamu Kishima	Corporate Officer, Finance and Accounting
Shinichi Furukawa	Corporate Officer, Administration
Seiji Ito	Corporate Officer, Secretary Office
Kimihiko Higashio	Corporate Officer, Kansai Region Operation

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